UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Remy W. Trafelet

c/o Trafelet & Company, LLC

410 Park Avenue, 17th Floor

New York, New York 10022

(212) 201-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Remy W. Trafelet

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 299,964 (1)

	8	Shared Voting Power 191,060 (2)

	9	Sole Dispositive Power 299,964 (1)

	10	Shared Dispositive Power 191,060 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 491,024 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.6% (3)

14	Type of Reporting Person IN

(1)         137,752 of these shares of Common Stock are held by RCF Legacy 2014 LLC of which Mr. Trafelet is the sole owner.  As previously reported, the Reporting Person transferred 213,220 shares of Common Stock directly held by the Reporting Person and 213,220 shares of Common Stock directly held by RCF Legacy 2014 LLC pursuant to a domestic relations order; settlement of these transfers is pending as of the date hereof. The Reporting Person no longer reports as beneficially owned any securities transferred pursuant to such domestic relations order.

(2)         191,060 shares of Common Stock are held in accounts (including third-party accounts) of which Mr. Trafelet may be considered to be the indirect beneficial owner by virtue of his position with Trafelet Brokaw Capital Management, L.P. (“TBCM”), which manages such accounts.  Mr. Trafelet disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

(3)         The percentage of shares of Common Stock was determined using a denominator of 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as per the Issuer’s Form 10-Q, filed February 11, 2019.

Introduction.

This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013, as amended by Amendment No. 1 filed with the SEC on December 10, 2014, Amendment No. 2 filed with the SEC on January 16, 2015, Amendment No. 3 filed with the SEC on March 3, 2015, Amendment No. 4 filed with the SEC on March 30, 2015, Amendment No. 5 filed with the SEC on August 27, 2015, Amendment No. 6 filed with the SEC on October 12, 2018, Amendment No. 7 filed with the SEC on November 11, 2018 and Amendment No. 8 filed with the SEC on December 21, 2018 by 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”) and Remy W. Trafelet (as amended, the “Schedule 13D”).  For purposes of this Amendment No. 9, Mr. Trafelet is the sole reporting person, and is sometimes referred to as the “Reporting Person.”  Except as indicated in this Amendment No. 9, all other information as to the Reporting Person set forth in the Schedule 13D remains unchanged, and capitalized terms used herein that are not defined herein have the same meanings set forth in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 11, 2019, the Reporting Person, 734 Agriculture, RCF 2014 Legacy LLC (“RCF”) and Delta Offshore Master II, LTD. (collectively with the Reporting Person, 734 Agriculture and RCF, the “Trafelet Parties”) entered into a Settlement Agreement and Release (the “Florida Settlement Agreement”) with Alico along with George R. Brokaw, R. Greg Eisner, Benjamin D. Fishman, W. Andrew Krusen, Henry R. Slack (each of the foregoing individuals, together with Alico, the “Alico Parties”). Pursuant to the Florida Settlement Agreement, among other matters, the Trafelet Parties and the Alico Parties have agreed to promptly dismiss all claims in the litigation pending in the Circuit Court in Hillsborough County, Florida between the Trafelet Parties and the Alico Parties.

Pursuant to the Florida Settlement Agreement, the Reporting Person agreed to voluntarily resign from his roles as president and chief executive officer and a director of Alico, effective upon the execution of the Florida Settlement Agreement.  Under the Florida Settlement Agreement, the Reporting Person will forfeit (i) all stock options granted to him in December 2016 and (ii) all stock options granted to him in September 2018, other than 26,250 stock options that will vest if the minimum price of Alico’s common stock over 20 consecutive trading days exceeds $35.00 per share and 26,250 stock options that will vest if the minimum price of Alico’s common stock over 20 consecutive trading days exceeds $40.00 per share, in each case, by the first anniversary of the date of the Florida Settlement Agreement (collectively, the “Retained Options”).  Any Retained Options that vest in accordance with their terms will expire on the date that is six months following the date on which the Retained Option vests, and any Retained Options that do not vest by the first anniversary of the Florida Settlement Agreement will be forfeited as of such first anniversary.

The Trafelet Parties have agreed that until the earlier of the five-year anniversary of the Florida Settlement Agreement and the date on which the Trafelet Parties together with any affiliates cease to beneficially own in the aggregate at least 0.5% of the outstanding shares of Alico Common Stock (the “Restricted Period”), the Trafelet Parties will vote all shares of Alico Common Stock that they or their affiliates may beneficially own in accordance with the recommendation of the Alico Board of Directors on the election of directors, compensation plans and any routine matter.

The Trafelet Parties have also agreed to abide by certain restrictions with respect to Alico and Alico’s securities including, during the Restricted Period, customary standstill provisions, including among others:  (i) acquiring any voting securities of Alico; (ii) soliciting or participating in the solicitation of proxies or a written consent of shareholders of Alico; (iii) joining any “Group”; or (iv) seeking, alone or in concert with others, board representation or the nominations for election or removal of any director.

Additionally, on February 11, 2019, the Reporting Person, 734 Agriculture, 734 Investors, and certain members of 734 Investors entered into a settlement agreement resolving pending litigation in the Delaware Court of Chancery (the “Delaware Settlement Agreement”).  Pursuant to the Delaware Settlement Agreement, 734 Agriculture resigned as Managing Member of 734 Investors, and Arlon Valencia Holdings, LLC was confirmed as Managing Member of 734 Investors.  Accordingly, effective February 11, 2019, the Reporting Person no longer reports beneficial ownership of shares of the Common Stock held directly by 734 Investors.

A copy of the Florida Settlement Agreement is attached hereto as Exhibit 1 and incorporated by reference herein. A copy of the Delaware Settlement Agreement is attached hereto as Exhibit 2 and incorporated by reference herein. The foregoing description of the Florida Settlement Agreement and the Delaware Settlement Agreement is qualified in its entirety by reference to the full text thereof.

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b)            Items 7 through 11 and 13 of the cover page of this Amendment No. 9 is incorporated herein by reference.

(c)                                  Except as described in this Schedule 13D, no other transactions in the Common Stock were effected by the Reporting Person during the 60 days prior to the date of this Amendment No. 9.

(d)                                 Except as set forth in this Schedule 13D, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.                          Material to be Filed as Exhibits.

Exhibit 1 – Settlement Agreement and Release, dated as of February 11, 2019, by and among Alico, Inc., George R. Brokaw, R. Greg Eisner, Benjamin D. Fishman, W. Andrew Krusen, Henry R. Slack, Remy W. Trafelet, 734 Agriculture, LLC, RCF 2014 Legacy LLC and Delta Offshore Master II, LTD.

Exhibit 2 – Settlement Agreement, dated as of February 11, 2019, by and among Arlon Valencia Holdings LLC, Remy W. Trafelet, 734 Investors, LLC, 734 Agriculture, LLC and the other parties thereto.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

REMY W. TRAFELET

/s/ REMY W. TRAFELET